January 12, 2015

Eric E Martin
US Securities & Exchange Commission
Washington, DC 20549

RE. Comment Letter dated November 17, 2014 Fragmented Industry Exchange, Inc. (now HotApp International, Inc.) (“Company”)

Dear Mr. Martin:

Set forth below are our responses to the comments to the above reference letter.   Our responses are numbered in a manner to correspond to the order which the your comments were delivered.     For your convenience, we have included the original comments in your November 17, 2014 letter in their entirety.

Commissions Question 1.   We note your disclosure in your Form 10-Q filed October 14, 2014 that you are a development stage company that has limited operations, cash assets of $192, and no revenues for the six months ended June 30, 2014. Accordingly, you appear to be a “shell company” as defined by Rule 405 of the Securities Act.   We further note from the disclosure in the above-referenced Form 8-K that you entered into a purchase agreement pursuant to which you acquired Hotapps International Pte. Ltd. in exchange for 19% of your outstanding common stock and preferred stock which, upon conversion to common stock, will grant Singapore eDevelopment Limited 94% of your outstanding common stock. We also note that you have changed your name to HotApp International, Inc.    Item 2.01(f) of Form 8-K states that a shell company that reports the completion of the acquisition of a significant amount of assets is required to disclose the information that would be required if it was filing a registration statement on Form 10. Accordingly, please amend the Form 8-K to provide the disclosure required by Item 2.01(f) of Form 8- K.

Response:

Rule 504 of the Securities Act defines a shell company as a Company that has:

1	No or nominal operations; and
2	Either:
i	No or nominal assets;
ii	Assets consisting solely of cash and cash equivalents; or
iii	Assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Commission has not provided substantive guidance on the definition of “nominal operations” other than Footnote 172 to Securities Act Release No. 33-8869 (December 6, 2007). The footnote states in relevant part

“…Contrary to commenters concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.” “ (emphasis added)

In this regard, the Company continues to spend money on its merger and acquisition matching technology platform and plans of future industry-specific website portals,     As provided for in the business description section, responses to the Commission’s comments during the Company’s Form S-1 Registration process, and, continued disclosures in MD&A sections of the Company’s public filings, it has reached numerous milestones.   Those include, but are not limited to, acquisitions of additional urls for new site launches, a working version of its matching platform, and, now, through the recent acquisition of HotApps International Pte Ltd (the “Acquisition’), access to both technical support and funding resources.   In fact, in the Company’s Form 8-K filing of October 24, 2014, under Exhibit 10.4, as part of the Acquisition, the Company executed a Software Development Support and Non-Compete Agreement.    Clearly, prior to the Acquisition, the Company was development stage or a start up company, and, is not the type of company designed to be captured by the Rule 405 “shell” definition.

Moreover, the Company filed its Form S-1 Registration Statement with the Securities and Exchange Commission on March 21, 2013 and completed the registration process on September 9, 2014.    During the entire registration process, the Commission did not question whether  the Company was a “shell company.”  As such, the Company was not characterized as either a “shell” company or a “blank check company” in its registration statement declared effective on September 9, 2014.

The fact that the company has changed its name and acquired additional software through the acquisition of Hotapps International Pte. Ltd., a Singapore company (“Subsidiary”), along with other recent corporate events, in and  of itself does not give rise to a “shell” company designation (See definition above).  Management considered the acquisition of the Subsidiary and its  mobile app software as a compliment to its (then) existing business platform software. Further the Company, including new management,  intends to continue to develop its existing  business platform software. Indeed, the Company intends to use part of the proceeds from its recent debt capital infusion to “further software development of the Company’s merger and acquisition platform” (see paragraph 7 to the Promissory Note filed as Exhibit 10.5 to the Form 8-K filed on January 2, 2015).

As a result of the forgoing, as of the date of the acquisition of the Subsidiary, the Company respectfully disagrees that it is or was a “shell” company and consequently was not required to file the requested Form 10 information.

Notwithstanding the foregoing, the Company intends to file its Form 10-K for the Annual Period Ended December 31, 2014 on or before March 31, 2015 (unless extend to April 15, 2015).  In this filing (Form 10-K), the Company intends to include a comprehensive information with respect to the business of the Subsidiary, along with development plans for its existing software platform.

Commissions Questions 2 – Item 9.01(c) of Form 8-K states that the financial statements and pro forma financial information required under the item must be filed in the initial report if the registrant was a shell company prior to the transaction being disclosed in answer to Item 2.01 of Form 8-K. Please amend your Form 8-K to provide the required financial statements of the business acquired and pro forma financial information, in accordance with Item 9.01(a) and (b) of Form 8-K.

Response:  In response to Comment #2., on December 31, 2014, the Company filed the required financial information under Form 8-K. This financial information was filed pursuant to Item 9.01 (a) and (b) of Form 8-K and not Item 9.01 (c) of Form 8-K due to the Company’s position that at or prior to the relevant transaction it was not a “shell” company.

Commissions Question 3 - Please clarify how you intend to account for your acquisition of Hotapps International Pte. Ltd pursuant to the guidance outlined within Topic 805 of the Financial Accounting Standards Codification (ASC). Your response should provide a comprehensive analysis of how you determined the accounting acquirer and the facts and circumstances that support your conclusion. Reference is made to paragraphs 805-10-55- 10 to 15 of the ASC. Specifically within your response please address the impact the variable nature of the common stock holdings (i.e. initial 19% ownership with potential to 94% ownership upon conversion of all preferred stock) that Singapore eDevelopment Limited may obtain had on your assessment.

Response:    In response to comment #3, on December 31, 2014, the Company filed its required financial information under Form 8-K.   Under item 9.01(b) of such Form 8-K, the Company provided Proforma Condensed Consolidated Financial Information.    Among other information, such exhibit includes reference to the variable nature of the Preferred Stock considered as part of the purchase consideration allocation.    The unaudited proforma adjustment and fair value presentation is included under column three of the proforma balance sheet and statement of operations, with, description reference made to Note 3 of the financial statements.

The Company  acknowledges that:

- It is responsible for the adequacy and accuracy of the disclosures in the filing,
- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission  from taking action with respect to the filing, and
-It may not assert staff comments as defense to any proceedings initiated by the Comidsion or any third party under the federal securities laws.

We have endeavored to respond fully to the Commission’s comments.  Please direct any comments concerning this particular comment to me at 203.635.7600.  Thank you in advance for your courtesy and cooperation.

Sincerely,
HotApp International, Inc

/s/ Robert Trapp
Robert Trapp
Chief Financial Officer and Director